Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

of Star Gas Partners, L.P.:

We consent to the incorporation by reference in the registration statement (No. 333-175247) on Form S-3 of Star Gas Partners, L.P. of our report dated December 7, 2011, with respect to the consolidated balance sheets of Star Gas Partners, L.P. (“the Partnership”) as of September 30, 2011 and 2010, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2011, the related financial statement schedules, and the effectiveness of internal control over financial reporting as of September, 30, 2011, which report appears in the September 30, 2011 annual report on Form 10-K of Star Gas Partners, L.P.

Stamford, Connecticut

December 7, 2011